

Neurosom, Inc.
Through Neurosom SPV, LLC

Regulation Crowdfunding Form C/A

Target Offering Amount of $100,000.00 to a Maximum Amount of $500,000.00

Of Units of membership interest

MINIMUM INVESTMENT

$500.00

OFFERING PERIOD

May 6, 2024 – November 1, 2024

TABLE OF CONTENTS

About this Form C

Neurosom, Inc. ("Neurosom," or the "Company"), through a special-purpose vehicle, Neurosom SPV, LLC (the "SPV"), is offering up to five hundred thousand (500,000) units of membership interest (the "Units") in the SPV (the "Offering") through Alira Health Transaction Services, LLC ("Alira Health," or the "Intermediary"), in its capacity as a registered broker-dealer (CIK No. 0001357352, SEC File No. 008-67294, FINRA CRD No. 140203). Information about the Company is provided on the Offering Page maintained for this Offering by Alira Health, which is located at https://invest.redcrow.com/offerings/50192.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission," or the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should rely only on the information contained in this Form C when making an investment. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and U.S. territories.

If applicable, any updates on the status of this Offering may be found at https://invest.redcrow.com/offerings/50192.

Offering Summary

The Company

Company	Neurosom, Inc.
Co-issuer	Neurosom SPV, LLC
Address	1776 Millrace Dr. Eugene, Oregon 97403
Website	https://www.neurosom.net
Number of Employees	6
Chief Executive Officer	Don M. Tucker
Form of Organization	Corporation
State of Jurisdiction	Delaware
Date of Incorporation	July 1, 2021
Fiscal Year End	December 31

Terms

Security Type	Units of membership interest in the SPV
Price per Unit	$1.00
Target Offering Amount	$100,000.00 (the "Target Offering Amount")
Target number of securities offered	100,000
Maximum Offering Amount	$500,000.00 (the "Maximum Offering Amount")
Maximum number of securities offered	500,000
Minimum Investment Amount	$500.00 (the "Minimum Investment Amount")
Voting Rights	See "Voting Rights and Limitations," subsection for more information.
Registration Exemption	Regulation Crowdfunding ("Regulation CF")

Placement Agent	Alira Health Transaction Services, LLC
Offering website	https://invest.redcrow.com/offerings/50192

Attestation Regarding Eligibility

The Company attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the Company offers and sells through the Intermediary's platform;

- Maintain a master security holder list reflecting the owners of those securities;

- Maintain a transfer journal or other such log recording any transfer of ownership;

- Effect the exchange or conversion of any applicable securities

- Maintain a control book demonstrating the historical registration of those securities, and

- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors.

The Company has certified that all of the following statements are true for the Company:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- Is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has not failed to file with the SEC or provide to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- Has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the Offering statement, or (ii) under the authorization of Rule 206;

- Is not currently subject to any bad actor disqualifications under any relevant United States securities laws; and

- The Company or any of its predecessors have not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report. The annual report can be obtained at https://invest.redcrow.com/offerings/50192.

The Company shall continue to comply with the ongoing reporting requirements until:

- the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the Company liquidates or dissolves its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized person.

NEUROSOM, INC.

By

s/DON M. TUCKER

DON M. TUCKER

CHIEF EXECUTIVE OFFICER OF NEUROSOM, INC.

And

NEUROSOM SPV, LLC

By

s/DON M. TUCKER

DON M. TUCKER

DIRECTOR OF NEUROSOM SPV, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

s/DON M. TUCKER

DON M. TUCKER

CHIEF EXECUTIVE OFFICER OF NEUROSOM, INC. AND DIRECTOR OF NEUROSOM SPV, LLC

JULY 5, 2024

Special-Purpose Vehicle – Neurosom SPV, LLC

Neurosom SPV, LLC

In the context of Regulation Crowdfunding, a special-purpose vehicle is a company which has been formed for the sole purpose of acquiring and holding the securities of another company. Neurosom SPV, LLC is a Delaware limited liability company formed April 29, 2024 for the sole purpose of acquiring and holding shares of Class B common stock of Neurosom, Inc (the "Shares"). Investors through this Offering will purchase Units of membership interest in the SPV, through which they will indirectly be invested in the securities of the Company, Neurosom, Inc. This Form C contains disclosures relating to both Neurosom SPV, LLC and Neurosom, Inc.

The Company – Neurosom, Inc.

Business Summary

Neurosom, Inc. was incorporated in Delaware on July 1, 2021. The Company was established to develop medical devices and therapeutic protocols for improving sleep through both psychological training and electrical neuromodulation of the brain. The Company's principal offices are located at 1776 Millrace Dr. Eugene, Oregon 97403.

OVERVIEW OF THE COMPANY'S BUSINESS

Founded by a neuroscientist with decades of experience in brain research, the Company's mission is to positively impact mental and physical health by providing restorative sleep. The Company has developed a non-invasive therapy to improve sleep onset and the quality of sleep, called the Neurosom Sleep Therapy ("NST"). The Company believes that its NST protocol may successfully be used to treat insomnia, deter cognitive decline, and promote health and wellness in individuals. The Company intends to develop, seek approval for, and market the technologies necessary for the Company's NST protocol.

NEUROSOM ELECTRIC SLEEP THERAPY

The NST protocol is applied by the user, at home, through a headband that is worn during sleep. The headband system uses electroencephalogram ("EEG") electrodes to accurately track the user's sleep cycles and apply painless electrical stimulation to facilitate sleep onset as well as extend and enhance deep sleep. In addition, the Company's high-density EEG ("hdEEG") system provides advanced brain monitoring in clinical settings for cutting edge sleep and health medical practices.

The technologies used in the NST protocol include the following components (known together as the "Neurosom Sleep System"):

- the Sleep Wireless Interface Sensor Pod Headband ("Sleep WISP Headband"): a device which first measures the electrical fields created by the brain of the wearer and then applies small, painless electrical currents to facilitate sleep onset and extend and enhance deep sleep in the wearer; this device is worn by the user and can be connected to a tablet device, where a user may view training materials and updates on the progress of the NST protocol;

- the Wireless Interface Sensor Pod Nanocomputer ("WISP Nanocomputer"): a nanocomputer device which can dock with the Sleep WISP Headband and connects to the Company's sleep-cloud network; the WISP Nanocomputer uploads data recorded through use of the Sleep WISP Headband for ongoing analysis of sleep progress and safety, and allows a physician to monitor the user's progress through graphical displays of the user's sleep quality; and,

- the Neurosom EEG Assessment Technology Software ("NEAT Software"): this software program uses machine learning to analyze measurements recorded by the Sleep WISP Headband and calculates the transcranial electrical stimulation ("TES") to be deployed by the Sleep WISP Headband.

The NST protocol can be summarized as a three-part process: (i) the user's brain waves are automatically monitored during the user's sleep; (ii) detection and quantification of each stage of sleep occurs via machine learning; and (iii) synchronizing TES currents are applied once the appropriate stage of sleep is detected. Furthermore, sleep-state detection continues throughout the night, so that the duration of each stage of sleep and the overall quality of sleep can be characterized for review by a physician. The Company believes that the NST protocol represents among the first personalized and ongoing methods of treating insomnia and cognitive decline in individuals.

The Company's product development is conducted under a proprietary quality management system ("QMS").

MARKETING STRATEGY

The Company intends utilize the MedTech-as-a-Service model ("MTaaS") in marketing its NST protocol. The MTaaS sales model allows the Company to bundle capital equipment sales, ongoing evaluations, strategic TES treatments, equipment maintenance, and customer support into a subscription service paid periodically by customers. The Company believes this model will provide a steady revenue stream and allow the Company to grow its operations quickly.

The Company intends to partner with key opinion leaders and researchers in the field of insomnia to build support for the Company's NST protocol; the Company will focus on partnering with sleep clinics and physicians who treat insomnia, as well as hospitals in general. Management of the Company has pre-existing, long-term relationships and associations with leading physicians in the sleep field, including collaborating with Dr. Miranda Lim M.D, Ph.D, associate professor of neurology at the Oregon Health &

Science University and Dr. Ruth Benca M.D, Ph.D. of Wake Forest University, Dr. Asura Buckley, NIMH Sleep Disorders and Neurodevelopmental Consult Service, Dr. Phyllis Zee, Chief of Sleep Medicine, Northwestern University, and Dr. Marjana Maletic-Savati, Professor of Pediatric Neurology at Baylor College of Medicine. The Company believes the support of these key opinion leaders will help build support and awareness for the Company's NST protocol, not only in prestigious medical institutions, but across the United States.

The Company will also use a similar approach to market its NST protocol in the context of treating cognitive decline. Currently, the Company's technology is involved in a clinical trial to improve mild cognitive impairment. The Company anticipates that this research will allow the Company's NST protocol to reach and gain acceptance among the medical community.

While the Company's NST protocol has received attention from prominent media outlets like Oregon Public Broadcasting and the Washington Post, the Company believes that widespread acceptance of the NST protocol will depend on adoption and recommendation by primary care physicians, social media, and media in general.

MARKET INFORMATION

According to the National Institutes of Health ("NIH"), in the United States alone, more than 70 million people experience insomnia, while an estimated 247 million people experience insomnia globally.

AFFILIATE COMPANY

The Brain Electrophysiology Laboratory Company, LLC ("BEL") is an affiliate of the Company, meaning that both BEL and the Company share common control. BEL is a neuroscience technology company dedicated to advancing the study and understanding of the human brain. The Company's management dedicate time to both the Company and BEL and share comparable management roles within BEL.

The Company licenses its technologies from BEL; in exchange for its technology licenses, the Company pays to BEL a license fee in the form of a 10% royalty on the sales revenue of the Company's products and services and has previously issued to BEL 500,000 shares of the Company's Class A common stock.

INTELLECTUAL PROPERTY

The Company licenses three patents, registered with the United States Patent and Trademark Office ("USPTO"), from BEL: (i) U.S. Patent No.10,610,121 B1 – Method for desynchronizing pathological neural oscillations; (ii) U.S. Patent No. 11,045,131 B1 – Truncated icosahedral neural sensor net and modular elements therefor; and (iii) U.S. Patent No. 11,724,099 B1 – Semi-Dry Electrode for a Neural Sensor Net. The Company is pursuing patent protections and/or licenses for additional technologies.

Additionally, affiliate BEL is seeking trademark registration with the USPTO for the standard character mark "Neurosom."

Regulatory Approval

The Company will seek 510(k) or De Novo approval from the United States Food and Drug Administration ("FDA") for its Sleep WISP/NST technology.

CLINICAL TRIALS

There are two funded clinical trials are currently underway to measure the efficacy of the Company's NST protocol: a trial for the treatment of Mild Cognitive Impairment at NIH and a Department of Defense-backed ("DoD") trial for improving operational readiness in military personnel with the United States Army. These trials have not yet been completed, and the Company expects initial results from these studies to be published in 2024.

The Company has additional plans for an NIH trial to gauge the efficacy of treating Alzheimer's Disease with the Company's NST protocol. This trial is currently unfunded.

Competition

The Company has identified the following companies as developing products and/or services which may compete with the Company's products:

- Fisher-Wallace

- Phillips

- StimScience

The Company believes it can be distinguished from its competitors by the robust features of the Neurosom Sleep System as well as the NST protocol's stage in the development pipeline. The Neurosom Sleep System is currently the only product to use personalized treatment and TES stimulation to address insomnia and deep sleep issues, and it is unique in being capable of providing at-home or in-clinic sleep assessments. Furthermore, clinical studies of the NST protocol have already commenced. Moreover, the Company's management consists of individuals with decades of scientific expertise in localizing electrical fields and sleep patterns in individual brain anatomy, which the Company believes will lead to greater product innovation and disruption.

Principal Security Holders of the Company

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
Don M. Tucker	8,500,000 Shares of Class A common stock	85%	85%

Director and Officers of the Company

At present, Don M. Tucker is the Chief Executive Officer (the "CEO") of the Company and sole member of the Company's board of directors (the "Board of Directors"). Information about Mr. Tucker and the Company's additional executive officers (the "Officers") is listed below:

Director and Chief Executive Officer

Name	Don M. Tucker
Current Positions and Titles	Chief Executive Officer and director
Responsibilities	Overseeing the day-to-day business operations of the Company and setting its strategic goals.
Date of Board Service	July 1, 2021 – Present
Principal Occupation	Chief Executive Officer and Director

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES	DATES
Neurosom, Inc.	Chief Executive Officer	Development of medical devices to aid and enhance sleep; Responsibilities include:	2021 – Present

		overseeing the day-to-day business operations of the Company and setting its strategic goals.	
Brain Electrophysiology Laboratory Company, LLC	Chief Executive Officer	Neuroscience technology company dedicated to advancing the study and understanding of the human brain; Responsibilities include: overseeing the day-to-day business operations of BEL and setting its strategic goals.	2018 – Present

Additional Officers

Name	Phan Luu
Current Positions and Titles	Chief Scientist
Responsibilities	Managing research and development and designing and managing ongoing clinical trials.
Date of Board Service	July 1, 2021 – Present
Principal Occupation	Chief Scientist

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLE**	**PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES**	**DATES**
Neurosom, Inc.	Chief Scientist	Development of medical devices to aid and enhance sleep; Responsibilities include: managing research and development and designing and managing ongoing clinical trials.	2021 – Present
Brain Electrophysiology	Chief Scientist	Neuroscience technology company dedicated to advancing the study and understanding of	2018 – Present

Laboratory Company, LLC		the human brain; Responsibilities include: managing research and development.	
Synergic Medical Technologies, Inc.	Senior Scientist	Medical devices for improving motor function in Parkinson's disease patients; Responsibilities include: managing research and development and designing and managing ongoing clinical trials.	2018 – Present

Name	Roma Shusterman
Current Positions and Titles	Chief Technology Officer
Responsibilities	Contributing to the design, and managing the engineering and development, of products and services.
Date of Board Service	July 1, 2021 – Present
Principal Occupation	Chief Technology Officer

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLE**	**PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES**	**DATES**
Neurosom, Inc.	Chief Technology Officer	Development of medical devices to aid and enhance sleep; Responsibilities include: contributing to the design, and managing the engineering and development, of products and services.	2021 – Present
Brain Electrophysiology Laboratory Company, LLC	Chief Technology Officer	Neuroscience technology company dedicated to advancing the study and understanding of the human brain; Responsibilities include: contributing to the design, and managing the	2018 – Present

		engineering and development, of products and services.	

Biographical Information

DON M. TUCKER

Don M. Tucker is the CEO of Neurosom. He is also Senior Scientist and Chief Executive Officer of affiliate company BEL. Dr. Tucker is Emeritus Professor of Psychology at the University of Oregon, where he was Director of the Neuroinformatics Center and was appointed as the first University of Oregon Fellow to the National Academy of Inventors. He has over 400 scientific publications. His books include *Mind From Body* (2007), *Cognition and Neural Development* (2012) with Phan Luu, *Out of the Cave: A Natural Philosophy of Mind and Knowing* (2021) with Mark Johnson, and *Turning Left or Right: The Fragile Sanity of Nations* (2024). Dr. Tucker earned his Ph.D. in Clinical Psychology from Pennsylvania State University.

PHAN LUU, PHD

Phan Luu is the Chief Scientist at Neurosom and the Brain Electrophysiology Laboratory Company, LLC. Previously, he was Head of Research at Phillips Neuro and Chief Technology Officer at Electrical Geodesics, Inc. He is an active scientist with extensive publications in both basic science as well as technology-related topics. He is an inventor on multiple patents. Over the course of his career, he has directed science, software-hardware engineering, quality system and regulatory clearance teams. Phan Luu earned his Ph.D. in Psychology from the University of Oregon.

ROMA SHUSTERMAN

Dr. Roma Shusterman serves as the Chief Technology Officer ("CTO") of Neurosom. He has a diverse background in physics, neuroscience research & development, medical devices, and neuromodulation. Additionally, he holds the same position at BEL. Dr. Shusterman's expertise and leadership have been recognized with numerous awards, including the prestigious 40 under 40 in the Israeli Business World honor. Dr. Shusterman earned his Ph.D. in Physics from Ben-Gurion University of the Negev, in Beersheba, Israel.

Management of the SPV

Don M. Tucker, the Chief Executive Officer of the Company, will serve as the sole director of the SPV (the "SPV Director"). The SPV Director will control the SPV and will vote all securities on behalf of the investors. The SPV Director is not compensated for their services and the goal of the SPV Director is to maximize the value of the SPV and the securities related to it. The SPV Director will be the Chief

Executive Officer of the Company. If the Chief Executive Officer of the Company resigns or is removed, then the successor Chief Executive Officer will serve as SPV Director.

The Offering

Terms of Securities Offering

The Company is selling up to 500,000 Units of membership interest in Neurosom SPV, LLC, a special-purpose vehicle, through this Offering.

Unit Price	$1.00
Target Offering Amount	$100,000.00
Target number of securities being offered	100,000
Maximum Offering Amount	$500,000.00
Maximum number of securities being offered	500,000
Oversubscriptions	Oversubscriptions will be accepted at the discretion of the Company or the Intermediary.
Deadline to reach the Target Offering Amount	November 1, 2024
Method of determination of Unit Price	The Company has arbitrarily set the price of the SPV Units at $1.00 per Unit.
Bonus Units	Available to qualifying, early investors. See "Bonus Units" section, below.

Bonus Units

The Company intends to offer incentives in the form of additional Units of membership interest in the SPV to early, qualifying investors in this Offering who purchase the SPV's Units prior the first of either half of the Maximum Offering Amount being reached ($250,000.00) or October 1, 2024 (the "Bonus Unit Period"), in accordance with the schedule described in this section.

BONUS UNIT SCHEDULE

Tier 1 – 25% Bonus Units: For every 1,000 Units purchased by an investor, an additional 250 Units will be issued to the investor.

Tier 2 – 50% Bonus Units: For every 10,000 Units purchased by an investor, an additional 5,000 Units will be issued to the investor.

Tier 3 – 75% Bonus Units: For every 50,000 Units purchased by an investor, an additional 37,500 Units will be issued to the investor.

The issuance of additional Units according to this schedule is based on the aggregate number of Units subscribed; if any investor were to purchase Units through multiple transactions during the Bonus Units Period, the total amount of Units purchased through all such transactions would be used to determine the investor's eligibility for additional Units.

Units of the Special-Purpose Vehicle

Through this Offering, only Units of membership interest in Neurosom SPV, LLC are being offered for sale to investors. No shares of the Company's common stock are being offered. However, the SPV will purchase Shares of Class B common stock of Neurosom, Inc.

VOTING RIGHTS

Each investor will have one vote per Unit of the SPV owned. However, the SPV Director will manage the SPV and will oversee management of the SPV. Furthermore, investors will not have voting rights in the Company (Neurosom, Inc.).

MODIFICATION OF TERMS

The SPV Director may amend the SPV's operating agreement and the terms of the Units.

RESTRICTIONS ON TRANSFER OF THE UNITS OF THE SPV

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the Company, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

OUTSTANDING SECURITIES OF THE SPV

The SPV has authorized 500,000 Units of membership interest. As of the date of this Form C, none of these Units have been issued.

For more information on the SPV's Units, see Appendix 3 – Certificate of Formation of the SPV and Appendix 4 – Operating Agreement of the SPV.

Shares of the Company

SPV ACQUISITION OF SHARES

The purpose of the SPV is to acquire and hold Shares of the Company's Class B common stock, the terms of which are described in this subsection.

VOTING RIGHTS

The shares of Class B common stock have no voting rights.

CONVERSION OF SHARES OF CLASS B COMMON STOCK INTO SHARES OF CLASS A COMMON STOCK

Upon either the closing of certain qualifying events, then (i) each outstanding Share of Class B common stock shall be automatically converted into one share of Class A common stock (or any class of common stock into which the Class A common stock is then converted into) and (ii) such Shares of converted Class B common stock may not be reissued by the Company. The qualifying events which shall result in automatic conversion of the Shares Class B common stock into shares of Class A common stock are either a qualified initial public offering ("Qualified IPO") event or a corporate transaction ("Corporate Transaction") event. A Qualified IPO shall mean the initial public offering of the common stock of the Company pursuant to an effective registration statement filed under the U.S. Securities Act of 1933, as a result of which shares of common stock of the Company would be listed for trading with the New York Stock Exchange, NASDAQ Stock Market, London Stock Exchange, Hong Kong Stock Exchange, or other internationally recognized stock exchange approved by the Board of Directors of the Company as an established stock exchange, or a Qualified IPO shall mean a merger of the Company with a special purpose acquisition company whose securities are publicly traded on an established stock exchange (a "SPAC"), as a result of which the stockholders of the Company receive publicly traded securities of the SPAC in exchange for their shares of common stock of the Company pursuant to the rules and regulations of the relevant established stock exchange, in which the pre-transaction valuation of the Company is at least $100 million. A Corporate Transaction shall mean the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale or other disposition of all or substantially all, as determined by the Board of Directors of the Company in its sole discretion, of the consolidated assets of the Company and its subsidiaries; (ii) a sale or other disposition of at least ninety percent (90%) of the outstanding voting securities of the Company; (iii) a merger, consolidation, or similar transaction following which the Company is not the surviving corporation; or (iv) a merger, consolidation, or similar transaction following which the company is the surviving corporation but the shares of common stock outstanding immediately preceding the merger, consolidation, or similar transaction are converted or exchanged by virtue of the merger, consolidation, or similar transaction into other property, whether in the form of securities, cash, or otherwise. However,, a transaction will not constitute a Corporate Transaction if its principal purpose is to effect a financing transaction by the Company, to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

MODIFICATION OF TERMS

The Board of Directors may amend and modify the Company's governance documents, such as the Company's bylaws and charter, which could result in material changes to the rights and terms applicable to the Shares of Class B common stock.

OTHER MATERIAL TERMS

The Board of Directors is not required to, but may, declare and pay dividends upon the Shares, at its discretion.

RESTRICTIONS ON TRANSFER OF THE COMPANY'S SHARES

The Board of Directors must approve of any transfer of Shares to a third party prior to such transfer. The Company shall have a right of first refusal for the first thirty (30) days after receipt of a notice of transfer of Shares.

OUTSTANDING SECURITIES OF THE COMPANY

As of the date of this Form C, there exist only two classes of securities: shares of Class A common stock, which hold one vote per share, and Shares of Class B common stock, which are non-voting. The Company has authorized 15,000,000 shares of Class A common stock, of which 9,000,000 are issued and outstanding. The Company has authorized 5,000,000 Shares of Class B common stock, of which none are issued and outstanding.

COMPARISON OF THE CLASSES OF THE COMPANY'S STOCK

The shares of Class A common stock carry with them the right to vote at all meetings of stockholders or written actions in lieu of stockholder meetings, while the Shares of Class B common stock do not carry such voting rights. The Shares of Class B common stock carry conversion rights which, in limited circumstances, allow for the Shares of Class B common stock to be converted into shares of Class A common stock.

For more information on the Company's Shares, see Appendix 5 – Certificate of Incorporation of the Company, Appendix 6 – Certificate of Amendment of the Company, and Appendix 7 – Bylaws of the Company.

Valuation of Securities Being Offered

VALUATION DETAILS

The Company bases its pre-money valuation on its licensing of technologies related to sleep assessment and treatment. The Units of membership interest of the SPV have arbitrarily been priced at one dollar ($1.00).

Other Exempt Offerings

On June 1, 2021, the Company issued 8,500,000 shares of Class A common stock to Don M. Tucker, the Chief Executive Officer of the Company, in connection with his founding of the Company. Mr. Tucker contributed $850.00 in exchange for these founder's shares of common stock. The Company used this capital to fund its initial start-up costs. Furthermore, also on July 1, 2021, the Company issued 500,000 shares of Class A common stock to affiliate BEL, in exchange for licenses to BEL's intellectual property. The Company relied on the exemption from registration found within Section 4(a)(2) for the issuance of these shares of common stock.

Use of Proceeds

Investors will be able to purchase securities of the SPV through this Offering; the SPV will in turn purchase securities of the Company. The Company intends to use the proceeds raised through the Offering (the "Proceeds") as described below; however, the Company retains broad discretion over the allocation of the Proceeds raised, and the actual use of the Proceeds may vary significantly compared to the description in this section.

	IF TARGET OFFERING AMOUNT REACHED		IF MAXIMUM OFFERING AMOUNT REACHED	
	$	%	$	%
Total Proceeds	100,000.00	100	500,000.00	100
Intermediary Fees*	7,000.00	7	35,000.00	7
Clinical Trial for Insomnia	74,400.00	74.4	325,500.00	65.1
Product Improvement/Readiness	0.00	0	46,500.00	9.3
Regulatory Preparations	0.00	0	46,500.00	9.3
General & Administrative Costs	18,600.00	18.6	46,500.00	9.3
Total Use of Net Proceeds	100,000.00	100	500,000.00	100

* The Company shall pay the Intermediary a fee totaling seven percent (7%) of the Proceeds. See the subsection titled "Remuneration for Broker-Dealer" below for more information.

CLINICAL TRIAL FOR INSOMNIA

A portion of the Proceeds raised through this Offering will be dedicated to the startup phase of the clinical trial for insomnia, including preparation and manufacture of the Sleep WISP systems for the trial, pilot studies to determine the response of insomnia patients to the Sleep WISP therapy protocol, expert consultation by research sleep physicians, and initial piloting to determine if methods such as Good

Sleep Practices (from Cognitive Behavior Therapy for Insomnia) will be needed to assure that patients with insomnia can fall asleep quickly enough that WISP sleep therapy is effective.

PRODUCT IMPROVEMENT/READINESS

A portion of the Proceeds raised through this Offering will be allocated to product design testing to assure that the Sleep WISP design is robust for multiple nights of sleep recording and therapy during the clinical trial.

REGULATORY PREPARATIONS

A portion of the Proceeds raised through this Offering will be spent on a pre-submission meeting with the FDA to gain their input on whether the proposed clinical trial for insomnia is likely to be adequate for 510(k) clearance.

GENERAL AND ADMINISTRATIVE COSTS

A portion of the Proceeds raised through this Offering will allow the Company to establish basic accounting and management for the purposes of administering clinical trials.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company has entered into an agreement with Alira Health, a FINRA-compliant, regulated broker-dealer, to conduct the Offering. Securities will be delivered via electronic transmission.

REMUNERATION FOR BROKER-DEALER

The Company will pay to the Intermediary a fee equal to seven percent (7%) of the Proceeds raised through the Offering. Additionally, the Company will reimburse the Intermediary up to $3,500.00 for setting up an escrow account with a third-party escrow provider, to be paid after the Target Offering Amount is reached. Furthermore, the Company will reimburse the Intermediary for any reasonable and necessary expenses incurred by the Intermediary in connection with this Offering, not to exceed $25,000.00.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the Company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact the Company's financial performance.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to conduct its ordinary business operations. The Company's vendors may experience unexpected financial difficulties, given unemployment rates and illness amongst employees, and thus default on or delay their contractual obligations which in turn would impact the Company's ability to meet its obligations.

Industry Risk Factors

FAILURE TO PROTECT INTELLECTUAL PROPERTY RIGHTS

If the Company fails to adequately protect its proprietary intellectual property rights, the Company's competitive position could be impaired and it may lose valuable assets, generate less revenue, and incur costly litigation to protect its rights.

The Company's success is dependent, in part, upon protecting the Company's proprietary technology. The Company may file for patent protection of its technologies in the future, but there is no assurance that any patents ultimately will be issued. The Company may seek copyrights, trademarks, and service marks to protect its branding assets. The Company may rely on trade secret laws and contractual provisions to establish and protect the Company's proprietary rights. However, the steps the Company takes to protect its intellectual property may be inadequate. Any patents issued in the future may not provide the Company with competitive advantages; parents may be successfully challenged by third parties in the future. Any of the Company's patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through litigation or other processes. There can be no guarantee that others will not develop similar products, duplicate any of the Company's products, or design around the Company's patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite the Company's precautions, it may be possible for unauthorized third parties to copy the Company's products and use information that the Company regards as proprietary to create products and services that compete with those of the Company. Failure to adequately protect the Company's intellectual property could harm the Company's brand, devalue the Company's proprietary content, and affect the Company's ability to compete in the marketplace, which could have a material adverse effect on the Company's business, financial condition or results of operations.

FAILURE TO STAY COMPETITIVE

The markets in which the Company participates are competitive, and if the Company does not compete effectively, the Company's operating results could be harmed. The Company believes that the market for its products will continue to grow and that the growth of the market could prompt other companies to develop and market products such as those offered by the Company. The Company expects that its competitors may range from start-up organizations to larger, incumbent institutions that internally develop products that compete with the Company's products directly or that could be superior to those of the Company in certain respects.

The Company expects that many of its potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than the Company. These competitors may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, the Company may not be able to compete successfully against the Company's future competitors, which may harm the Company's business, operating results, and financial condition.

DEPENDENCE ON STRATEGIC PARTNERSHIPS

The Company's growth will depend, in part, on the Company's entry into strategic partnerships with medical professionals and other medical service providers. One of the Company's primary growth strategies is to enter into partnerships with medical professionals and service providers. The Company may face competition for such strategic partnerships; medical professionals and service providers may favor the Company's competitors' products or services over those offered by the Company. If the Company is unsuccessful in establishing relationships with strategic partners, the Company may not grow as quickly as expected or at all, and the Company's business and results of operations may suffer.

Company Risks Factors

LIMITED OPERATING HISTORY

The Company was incorporated in 2021 and has a limited operating history. Because of this limited operating history, it is difficult to assess the Company's performance over time and future prospects.

THERE ARE SPECIAL RISKS RELATED TO MEDICAL DEVICE COMPANIES

The risks of this investment stem from the typical challenges of starting a new medical device business, including present lack of medical clearance, risks that the clinical trials will fail, and the challenges of bringing a novel technology to medical acceptance and reimbursement in light of the competition now and likely soon in the market.

FAILURE TO SCALE BUSINESS

The Company may not be able to scale its business efficiently and quickly, and the Company's operating results could be harmed.

FAILURE TO ACHIEVE REGULATORY GOALS

Although the Company plans to seek Breakthrough Device Designation from the FDA for treating insomnia, this will depend on a successful FDA monitored clinical trial. Furthermore, it remains unclear in light of recent government policy changes how FDA Breakthrough Device Designation will provide a path to Center for Medicaid Services reimbursement. The Company's business model can lead to considerable revenues from patient payment prior to insurance reimbursement, yet addressing the largest market requires obtaining reimbursement.

FAILURE TO ACHIEVE CLINICAL TRIAL GOALS

The Company has two clinical trials and one planned clinical trial underway to further assess the effectiveness of its NST protocol. There is a risk that the data from these trials may not be favorable, which could potentially affect the Company's financial performance.

FAILURE TO EXPAND SALES AND MARKETING

Failure to effectively develop and expand the Company's sales and marketing capabilities could harm the Company's ability to increase its customer base and achieve broader market acceptance of the Company's products.

KEY PERSONNEL

The Company is dependent on its key personnel. If anything catastrophic were to happen to the Company's key personnel, the future of the Company may be negatively impacted. The Company's success depends on the experience and skill of the Board of Directors, its executive Officers, and key employees. To be successful, the Company needs people to run its day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. Furthermore, the Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. The Company expects to face intense competition for highly skilled personnel.

As with any new company, sourcing qualified personnel could be challenging. While the Company can rely upon its management, the Company's development depends on successful recruitment of dedicated personnel. Recruitment and retention of top talent in the neuroscience medical device space can be challenging, as it is in other key technology sectors, such as software, hardware engineering, and machine learning.

THE COMPANY'S KEY PERSONNEL ARE NOT OBLIGATED TO COMMIT FULL TIME TO THE BUSINESS OF THE COMPANY

Management of the Company are not required to devote their individual, full-time capacities to the Company's affairs, but only such time as sufficient to fulfill the fiduciary duties held by the management of the Company, as reasonably judged by the management of the Company.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competition may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

Although the intellectual property of the Company is unique and protected by patents, there are several other companies with neuromodulation capabilities, and others with therapeutic methods applied to sleep, such that competition can be expected, and the Company's durable competitive advantage will depend on speed to market, speed to regulatory clearance, quality of product and service, and patent protection.

LEGAL

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

BUSINESS PROJECTIONS

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that the Company will able to provide the service at a level that allows the Company to make a profit and still attract business.

VALUATION DIFFICULT TO ASSESS

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company has priced the Units of the SPV based on its internal assessments and financial projections.

LIMITED TRANSFERABILITY OF THE SECURITIES

Any Units purchased through this Offering are subject to limitations of transfer, including restrictions set by law. This means that the Unit(s) that you purchase cannot be resold for at least a period of one year. An exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce; however, the Company has placed restrictions on the transferability of the Units.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company intends to raise additional capital through sales of its securities in the future. Issuing additional equity may require bringing on more investors and securing more investors could require pricing the Company's equity below its current price. In addition, your overall ownership percentage may decrease with the addition of more investors. If so, your investment could lose value as a result of such dilution.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if the Company needs to raise more equity capital from the sale of its common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share (or SPV Unit).

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of the Company's management team with respect to the application and allocation of the Proceeds of this Offering. The use of Proceeds described herein is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to reallocate portions of the net Proceeds reserved for one category to another and will have broad discretion in doing so.

PROJECTIONS: FORWARD-LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of the Company's operations and will not have been reviewed by the Company's independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

MINORITY HOLDERS: SECURITIES WITH NO VOTING RIGHTS

The Units offered through this Offering do not carry voting rights in the Company. By purchasing Units, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after the creditors of the Company have been paid. Moreover, investors in this Offering may have fewer rights than those of other investors and will have limited influence on the business decisions made by the management of the Company.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once the Target Offering Amount for this Offering has been met, the Company may request that the Intermediary instruct the escrow agent to disburse Offering Proceeds to the Company. At that point, investors whose subscription agreements have been accepted will become the Company's investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to the businesses, plans, or prospects of a company, sometimes on short notice. When such changes happen during the course of an offering, The Company must file an amendment to the Company's Form C, with the U.S. Securities and Exchange Commission, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be the Company's investors and will have no such right.

TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

Intellectual property law is complex and outcomes can be uncertain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the Company's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

COPYRIGHT LITIGATION

Trademark and copyright litigation can be extremely expensive. Even if the Company believes that a competitor is infringing on one or more of the Company's trademarks or copyrights, the Company might choose not to file suit because of a lack of funds devoted to successfully prosecuting a multi-year litigation with an uncertain outcome; or because the Company may believe that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing the Company's ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form

C. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute the Company's business plan, and the Company's continued operations could be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and may impact its forecasted need for capital.

POSSIBLE DILUTION

The majority shareholder and sole director of the Company may issue additional shares to himself without an associated capital contribution, which would dilute the ownership of the SPV and decrease SPV Unit value.

RISKS RELATED TO MINORITY OWNERSHIP FACTORS

Investors in this Offering will not have any input on decisions made by the Board of Directors and/or the principal stockholders. Investors in this offering may have less rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as corporate reorganization, merger, acquisition, additional issuances of securities, and stock repurchases, may disproportionately affect minority shareholders or unitholders. The effects may include the dilution of the value of Units, and the loss of certain rights.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of Proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first twelve (12) months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Furthermore, the Company has implemented several regulatory mechanisms and training programs to help minimize the risk of fraud, either from employees or from outside entities. The Company has established a quality management system ("QMS") and has adapted protocols and operating procedures from the Company's affiliate BEL. Each of the Company's operations, research and development activities, engineering, production, and sales, is regulated as a medical device company, which requires controls and management oversight on each element. Training on the QMS is required for all employees, and this includes awareness of fraud risk, in addition to the ethics of sales practices. The Company has adopted the AVAMED code of ethics, which abides by federal regulations. The Company's technologies, including its cloud services framework, have been evaluated and tested by outside experts for cybersecurity to minimize the vulnerability to fraud.

UNITS OF THE SPECIAL-PURPOSE VEHICLE

The securities for purchase through this Offering are those of an affiliated company, Neurosom SPV, LLC, and not those of the Company, Neurosom, Inc. While the sole purpose of the SPV is to purchase the securities of the Company, and provide investors with an indirect interest in the Company, there is a risk that the SPV is unable to perform its intended purpose, and this could adversely impact the value of investors' securities. Furthermore, the Company may create additional special-purpose vehicles in the future, or the SPV could issue additional Units, which could dilute the ownership interest investors would gain through this Offering.

In addition to the risks listed above, risks and uncertainties not presently known, or which the Company consider immaterial as of the date of this Form C, may also have an adverse effect on the Company's business and result in the total loss of your investment.

Investing Process

To invest in the Offering, investors must go to the Alira Health platform at https://invest.redcrow.com/offerings/50192. Alira Health collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering ("KYC/AML") check on each investor at no cost to the investor. An individual must be eighteen (18) years of age to invest. Investors that are non-United States residents may not be able to participate in the Offering due to local securities laws.

You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with West Town Bank & Trust, an independent escrow agent, during the raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 2 – the Subscription Agreement of the SPV. It is a two-way agreement between the Company to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is cancelled.

Progress During an Offering

Alira Health's investor marketplace will display on the Company's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Alira Health.

Target Offering Amount and Maximum Offering Amount

The Company has selected a minimum Target Offering Amount and a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering, the Offering will be cancelled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Company will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until forty-eight (48) hours prior to the deadline (the "Close") of the Offering period. The Close date can be found in the Offering materials and on the Company's Offering page on the Alira Health platform. For example, if the deadline is December 24th, you can cancel until December 22 at 11:59 PM Eastern time. Once within the forty-eight (48) hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48-hour time period.

CANCELLING A COMMITMENT TO PURCHASE

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering materials.

The Intermediary will notify investors when the Target Offering Amount has been met.

If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Company's Offering page.

You cancel your investment commitment directly at https://invest.redcrow.com/offerings/50192. If you need any assistance at any point, please reach out to the Alira Health team at investorsupport@redcrow.com.

Related-Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

There have been no transactions between the Company and a related party over the past twelve (12) months.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this Form C or to reflect the occurrence of any unanticipated events.

Operating History

The Company was incorporated in Delaware in 2021, is pre-revenue, and has a limited operational history.

Current Condition and Historical Results

PRE-RAISE LIQUIDITY

The Company is pre-revenue and is in the development and testing phase of its product lifecycle. The Company anticipates that sales will begin of its products after additional research and development has been conducted.

Up to the date of this Form C, the Company has been funded by Chief Executive Officer Don M. Tucker and through federal grants.

POST-RAISE LIQUIDITY, CAPITAL RESOURCES, AND DEPENDENCE ON THE OFFERING

The Company will rely upon the Proceeds raised through this Offering to further advance its research and development goals. The Company intends to conduct additional capital raises in the future to fund ongoing preparation of its products for regulatory approval and market readiness.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2022 AUDITED)	PRIOR FISCAL YEAR-END (2021 AUDITED)
Total Assets:	—	—
Cash & Cash Equivalents:	—	—
Accounts Receivable:	—	—
Short-term Debt:	—	—
Long-term Debt:	—	—
Revenues/Sales:	—	—
Cost of Goods Sold:	—	—
Taxes Paid:	—	—
Net Income:	—	—

See Appendix 1 – Financial Statements of the Company for more information.

Outstanding Indebtedness

As of the date of this Form C, the Company does not have any outstanding debt.

Forward-Looking Statements

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Involvement in Legal and Regulatory Proceedings

The Company is not involved in any ongoing legal or regulatory proceedings.

Other Material Information

NOT SUBJECT TO DISQUALIFICATION

Neither the Company nor its management are subject to the disqualification provisions of Rule 503(a) of Regulation Crowdfunding. Furthermore, neither the Company nor its management have any events to disclose under Rule 201(u) of Regulation Crowdfunding.

SPECIAL-PURPOSE VEHICLE – NEUROSOM SPV, LLC

Instead of selling its securities directly to investors, the Company has opted to utilize a special-purpose vehicle, Neurosom SPV, LLC, to issue securities. This allows investors to achieve the same economic exposure, voting power, and rights under state and federal law as if they had invested directly in the Company. The SPV is a co-issuer with the Company for this Offering, and the Chief Executive Officer of the Company will serve as the SPV Director. The SPV has been specifically organized and operated for the sole purpose of acquiring, holding, and disposing of the Company's securities. It will not borrow money and all Proceeds from its securities sold will be used solely to purchase a single class of the Company's securities. This means that investors in the SPV will have an identical relationship to the Company's securities as those who invest directly. This arrangement does not result in any additional fees for investors.

Appendix 1 – Financial Statements of the Company



Neurosom, Inc. (the "Company") a Delaware Corporation

Financial Statements (audited) and
Independent Auditor's Report

Years ended December 31, 2023 & 2022



INDEPENDENT AUDITOR'S REPORT

To Management
Neurosom, Inc.

We have audited the accompanying balance sheets of Neurosom, Inc. as of December 31, 2023 and 2022, and the related statements of income, cash flows for the years then ended, and the statement of changes in stockholders' equity (deficit). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Neurosom, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 26, 2024

Vincenzo Mongio

Neurosom, Inc.

NEUROSOM, INC.
BALANCE SHEET (AUDITED)

	December 31, 2023	December 31, 2022
Assets		
Total Assets	$ -	$ -
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Total Liabilities	$ -	$ -
Stockholders' Equity (Deficit)		
Common Stock, Voting, $0.0001 Par Value - 10,000,000 Shares Authorized, 9,000,000 Shares Issued and Outstanding as of December 31, 2023 and 2022	$ -	$ -
Additional Paid-In Capital	-	-
Accumulated Deficit	-	-
Total Stockholders' Equity (Deficit)	$ -	$ -
Total Liabilities and Stockholders' Equity (Deficit)	$ -	$ -

NEUROSOM, INC.
STATEMENT OF OPERATIONS (AUDITED)

	For the Years Ended	
	December 31, 2023	December 31, 2022
Revenues:		
Income	$ -	$ -
Total Revenues	$ -	$ -
Cost of Sales		
Cost of Sales	$ -	$ -
Total Cost of Sales	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses:		
Selling, General and Administrative	-	-
Total Operating Expenses	$ -	$ -
Loss from Continuing Operations Before Income Taxes	$ -	$ -
Net Loss	$ -	$ -

NEUROSOM, INC.
STATEMENT OF CASHFLOWS (AUDITED)

	For the Years Ended	
	December 31, 2023	December 31, 2022
OPERATING ACTIVITIES		
Net Loss	$ -	$ -
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Net Cash Flows provided by (used in) Operating Activities	$ -	$ -
INVESTING ACTIVITIES		
Net Cash Flows provided by (used in) Investing Activities	$ -	$ -
FINANCING ACTIVITIES		
Net Cash Flows provided by (used in) Financing Activities	$ -	$ -
Net change in cash	$ -	$ -
Cash and Equivalents at the beginning of the year	-	-
Cash and Equivalents at the end of the year	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

NEUROSOM, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance on December 31, 2021	9,000,000	$ -	$ -	$ -	$ -
Net Loss	-	-	-	-	-
Balance on December 31, 2022	9,000,000	$ -	$ -	$ -	$ -
Net Loss	-	-	-	-	-
Balance on December 31, 2023	9,000,000	$ -	$ -	$ -	$ -

Neurosom, Inc.
Notes to the Audited Financial Statements
December 31st, 2023 and 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Neurosom, Inc. ("the Company") was formed in Delaware on November 2nd, 2021. The Company plans to earn revenue with a MedTech As A Service business model, which includes both device sales and ongoing subscriptions for analytical and diagnostic software. The Company's headquarters are in Eugene, OR and the Company's customers will be global.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital and fund the FDA clinical trial.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Neurosom, Inc.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Neurosom, Inc.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 1, 2021, the Company entered into an exclusive license agreement with Brain Electrophysiology Laboratory Company, LLC ("BEL"). That Company is commonly controlled by the founder of the Company and it developed the intellectual property that will be used by the Company to generate revenue. The terms of the license agreement will allow it to further develop and commercialize products utilizing the technology. The Company will have access to the licensed technology in perpetuity unless there is cause to terminate the agreement as a result of a material breach of the terms of the license agreement that is remedied in accordance with the terms of the agreement. As consideration for the agreement, the Company issued 500,000 shares of class A common stock and will pay to BEL a 10% royalty on sales revenue generated by the Company's products and services.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

At inception, the Company authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. On February 12, 2024, the Company authorized and issued an amendment to the Articles of Incorporation, increasing the number of authorized shares of common stock to 20,000,000 with 15,000,000 shares being class A common stock and 5,000,000 being class B common stock. Each type has a par value of $0.0001.

Class A common stock holders will be entitled to one vote for each share of class A common stock, while class B common stock carries no voting rights. Class B common stock will automatically convert into one share of class A common stock upon either the closing of a qualified IPO or corporate transaction that results in the sale or disposition or all or substantially all of the consolidated assets of the Company, a sale or disposition of at least 90% of the outstanding voting securities of the Company, or a merger, consolidation or similar transaction following which the Company is not the surviving Company.

On July 1, 2021, the Company issued a total of 9,000,000 shares of class A common stock in exchange for intellectual property from the founder and a related company. Refer to Note 3 for information on the license agreement and the related company. 9,000,000 shares of class A were issued and outstanding as of December 31, 2023 and 2022. None of the class B common stock shares have been issued.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 26, 2024, the date these financial statements were available to be issued.

On February 12, 2024, the Company amended its articles of incorporation. Refer to Note 5, above.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Neurosom, Inc.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Appendix 2 – Subscription Agreement of the SPV

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Neurosom SPV, LLC
1776 Millrace Dr.
Eugene, Oregon 97405

The undersigned understands that Neurosom SPV, LLC., a limited liability company formed under the laws of the State of Delaware (the "Company"), is offering units of membership interest (the "Securities") up to an aggregate amount of $500,000.00 in a Regulation CF Offering (the "Offering"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Description of Securities.** The Company is offering units of membership interest at One Dollar ($1.00) per unit.

3. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned after a closing of the Offering or (a "Closing"). Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

4. **Payment for Securities.** Payment for the Securities shall be received by West Town Bank & Trust (the "Escrow Agent") from the undersigned in the form of immediately available funds or other means approved by the Company. Such payment should be received at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of the State of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to a closing of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned acknowledges that no federal or state agency has reviewed or passed upon the merits or risks of an investment in the Securities or made any finding or determination regarding the fairness or advisability of this investment.

c) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof except as permitted under the Securities Act and applicable State Securities Laws. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities

Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

f) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop or may not provide the undersigned with liquid access to capital. Consequently, the undersigned acknowledges and accepts that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

g) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9. **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial.** THE UNDERSIGNED VOLUNTARILY AND KNOWINGLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **Dispute Resolution.**

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **Electronic Subscription.** The undersigned shall provide certain information to the Company, such as his or her name, email address, address, and subscription amount, and select "accept," or the equivalent action of acceptance, to confirm the personal information and investment of the undersigned through the platform hosting the Offering ("Electronic Acceptance"), and such Electronic Acceptance shall constitute the electronic signature of the undersigned and his or her desire to be bound to this Subscription Agreement and accepted as an investor in the Company. Each party hereto agrees to the following:

a) the electronic signature of the undersigned, as provided through Electronic Acceptance, is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the undersigned;

b) the Company's acceptance of the undersigned's subscription and electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company; and

c) each party's execution and delivery of this Subscription Agreement as provided in this Section 16 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

17. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Neurosom SPV, LLC 1776 Millrace Dr. Eugene, Oregon 97405
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement according to the terms herein:

Neurosom, Inc.

Appendix 3 – Certificate of Formation of the SPV

CERTIFICATE OF FORMATION
OF
Neurosom SPV, LLC

FIRST: The name of the limited liability company is: Neurosom SPV, LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this April 26, 2024.

Don Tucker, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:07 AM 04/29/2024
FILED 11:07 AM 04/29/2024
SR 20241710228 - File Number 3546313

Appendix 4 – Operating Agreement of the SPV

OPERATING AGREEMENT OF

NEUROSOM SPV, LLC

a Delaware limited liability company

THE UNDERSIGNED are executing this Operating Agreement (the "Agreement") entered into and effective as May 1, 2024 (the "Effective Date") by Neurosom SPV, LLC, a Delaware limited liability company (the "Company") and its current members.

WHEREAS, on April 29, 2024, certain persons, wishing to become members of the Company, pursuant to the Delaware Limited Liability Company Act (the "Act"), caused the Certificate of Formation to be executed and filed with the Delaware Secretary of State; and,

WHEREAS, the parties agree that their respective rights, powers, duties and obligations as members of the Company, and the management, operations, and activities of the Company, shall be governed by this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed that the foregoing recitals shall be, and are, incorporated into this Agreement as if repeated in their entirety below, and it is further agreed as follows:

ARTICLE 1: OFFICES

1.1   Principal Office. The principal office of the Company shall be located at 1776 Millrace Dr. Eugene, Oregon 97405, or such other place as the members may designate.

ARTICLE 2: PURPOSE

2.1   Primary Purpose. The primary purpose of the Company is to invest all assets of the Company into the securities of Neurosom, Inc., a Delaware corporation.

ARTICLE 3: MEMBERS

3.1   Meetings. The annual meeting of the members of the Company shall be held at the principal office of the Company or at such other place and time as the members shall determine. Notice of meetings shall be given in accordance with the Act. Special meetings of the members may be called at any time by a majority of the members.

3.2   Units of Membership Interest. The membership interest of the Company shall be divided into Five Hundred Thousand (500,000) units of membership interest. Each member shall be entitled to one vote for each unit of membership interest held by such member. All voting rights shall be exercised by the sole director of the Company.

ARTICLE 4: BOARD OF DIRECTORS

4.1   Number and Qualification. The Company shall have one director, the Chief Executive Officer of Neurosom, Inc., a Delaware corporation, who shall be the sole authority on the governance of the Company.

4.2   Powers. The director shall have all powers and duties for the management of the business and affairs of the Company in accordance with the Act.

4.3   Meetings. Meetings of the Board of Directors may be called by the director at any time to address the affairs of the Company.

ARTICLE 5: OFFICERS

5.1   Officers. The officers of the Company shall be appointed by the director and may include a President, Secretary, and Treasurer, or such other officers as may be deemed necessary.

5.2   Duties. The officers shall perform duties as prescribed by the Board of Directors and this Agreement.

ARTICLE 6: COMPANY RECORDS

6.1   Records. The Company shall keep correct and complete records of account, minutes of the proceedings of its members and Board of Directors, and a record of its members.

ARTICLE 7: AMENDMENTS

7.1   Amendments to this Agreement. This Agreement may be altered, amended, or repealed, and a new restated and amended Agreement may be adopted by the vote of the sole director of the Company at any regular or special meeting.

IN WITNESS WHEREOF, the undersigned director has executed this Signature Page to this Operating Agreement of **Neurosom SPV, LLC**, and hereby agrees to be bound by all terms and conditions thereof as in effect on the Effective Date and is thereafter duly amended.

(Signatures on the following page)

Neurosom SPV, LLC

a Delaware limited liability company

by Don M. Tucker, Director of the Company

by: s/Don M. Tucker

Don M. Tucker, Director

Appendix 5 – Certificate of Incorporation of the Company

Delaware

Page 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "NEUROSOM, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF JULY, A.D. 2021, AT 9:18 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6050052 8100
SR# 20212602443

Authentication: 203594534
Date: 07-02-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:18 AM 07/01/2021
FILED 09:18 AM 07/01/2021
SR 20212602443 - File Number 6050052

CERTIFICATE OF INCORPORATION

OF

NEUROSOM, INC.

ARTICLE I

The name of the corporation is Neurosom, Inc. (the "**Corporation**").

ARTICLE II

The registered office of the Corporation in the State of Delaware is located at 8 The Green STE R, Dover, County of Kent, Delaware 19901. The name of its Registered Agent at such address is Resident Agents Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law ("**DGCL**").

ARTICLE IV

The Corporation is authorized to issue ten million (10,000,000) shares of common stock, par value of $0.0001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Name	Address
Gary J. Kocher	K&L Gates LLP 925 4th Ave, Suite 2900 Seattle, WA 98104

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the board of directors of the Corporation (the "**Board**"), and the directors need not be elected by ballot unless required by the bylaws of the Corporation (the "**Bylaws**").

ARTICLE VII

A director shall have no liability to the Corporation or its stockholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by a director, or for any transaction from which the director will personally receive a benefit of money, property or services to which the director is not legally entitled. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted under the DGCL, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a

director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE VIII

(A)   **Right to Indemnification**. Each person who was, or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer, he or she is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Corporation, to the full extent permitted by applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section B of this Article VIII with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article VIII shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon physical delivery to the Corporation of a written undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article VIII or otherwise.

(B)   **Right of Claimant to Bring Suit**. If a claim under Paragraph A of this Article VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be 20 days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article VIII upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking has been tendered to the Corporation), and thereafter the Corporation shall have the burden of proof to overcome the presumption that the claimant is so entitled. Neither the failure of the Corporation (including the Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the Corporation (including the Board, independent legal counsel or its stockholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.

(C)   **Nonexclusivity of Rights.** The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, amend and repeal the Bylaws.

ARTICLE X

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Incorporation to be signed and attested this July 1, 2021.

NEUROSOM, INC.

By:____/s/ Gary Kocher_____
Gary J. Kocher, Incorporator

Appendix 6 – Certificate of Amendment of the Company

Delaware

Page 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NEUROSOM, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF FEBRUARY, A.D. 2024, AT 12:17 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6050052 8100

SR# 20240478051

Authentication: 202802655

Date: 02-13-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:17 PM 02/13/2024
FILED 12:17 PM 02/13/2024
SR 20240478051 - File Number 6050052

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
NEUROSOM, INC.

NEUROSOM, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**")

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation, by unanimous written consent, duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable, and directing that said amendment be submitted to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED: That the Certificate of Incorporation of the Corporation be amended by changing Article IV thereof so that, as amended, said Article IV shall read in its entirety as follows:

ARTICLE IV

A. General. The Corporation is authorized to issue 20,000,000 shares of Common Stock, par value of $0.0001 per share. 15,000,000 shares of the authorized Common Stock are designated "**Class A Common Stock**" and 5,000,000 shares of the authorized Common Stock are designated "**Class B Common Stock**". Immediately, and without further action on behalf of the holders thereof, effective at the time of filing of this Certificate of Amendment with the Delaware Secretary of State (the "**Effective Time**"), each share of Common Stock of the Corporation outstanding immediately prior to the Effective Time shall be converted into one share of Class A Common Stock.

B. Voting. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings) and the holders of the Class B Common Stock will have no voting power whatsoever, except as required by law. There shall be no cumulative voting.

C. Conversion of Class B Common Stock.

(1) Automatic Conversion on Qualified IPO or Corporate Transaction. Upon either the closing of a (a) Qualified IPO or (b) Corporate Transaction (the time of such closing is referred to herein as the "**Conversion Time**"), then (i) each outstanding share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock (or any class of Common Stock into which the Class A Common Stock is then converted by virtue of the Qualified IPO) and (ii) such shares of converted Class B Common Stock may not be reissued by the Corporation.

(2)   Procedural Requirements. All holders of record of shares of Class B Common Stock shall be sent written notice of the Conversion Time and the place designated for Conversion of all such shares of Class B Common Stock pursuant to this Section IV.C. Such notice need not be sent in advance of the occurrence of the Conversion Time. Upon receipt of such notice, each holder of shares of Class B Common Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class B Common Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of shares of Class A Common Stock (or any class of Common Stock into which the Class A Common Stock is then converted by virtue of the Qualified IPO) issuable on such conversion in accordance with the provisions hereof. Such converted Class B Common Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

(3)   Definitions. As used in this Paragraph A, the term "Qualified IPO" means (a) the initial public offering of the Common Stock of the Corporation pursuant to an effective registration statement filed under the U.S. Securities Act of 1933, as a result of which shares of Common Stock of the Corporation are listed for trading with the New York Stock Exchange, NASDAQ Stock Market, London Stock Exchange, Hong Kong Stock Exchange or other internationally recognized stock exchange approved by the Board of Directors of the Corporation as an established stock exchange (each, an "Established Stock Exchange"), or (b) a merger of the Corporation with a special purpose acquisition company whose securities are publicly traded on an Established Stock Exchange (a "SPAC"), as a result of which the stockholders of the Corporation receive publicly traded securities of the SPAC in exchange for their Common Stock of the Corporation pursuant to the rules and regulations of the relevant Established Stock Exchange, in which the pre-transaction valuation of the Corporation under clause (a) or (b) of this sentence is at least $100 million. The term "Corporate Transaction" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

  i.   a sale or other disposition of all or substantially all, as determined by the Board of Directors of the Corporation in its sole discretion, of the consolidated assets of the Corporation and its subsidiaries;

  ii.   a sale or other disposition of at least ninety percent (90%) of the outstanding voting securities of the Corporation;

  iii.   a merger, consolidation or similar transaction following which the Corporation is not the surviving corporation; or

iv. a merger, consolidation or similar transaction following which the Corporation is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

A transaction will not constitute a Corporate Transaction if its principal purpose is to effect a financing transaction by the Corporation, to change the state of the Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately before such transaction.

SECOND: That the stockholders of the Corporation, holding the necessary number of shares as required by statute, duly adopted and approved said amendment by written consent pursuant to Section 228 of the Delaware General Corporation Law.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed as of the date set forth below.

Dated: February 13, 2024

NEUROSOM, INC.

By:

Name: Don M. Tucker
Title: Chief Executive Officer

Appendix 7 – Bylaws of the Company

BYLAWS OF

NEUROSOM, INC.

Adopted July 1, 2021

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 *Place of Meetings*. Meetings of stockholders of Neurosom, Inc. (the "**Company**") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "**Board**"). The Board may, in its sole discretion, determine that a meeting of stockholders may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "**DGCL**"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

1.2 *Annual Meeting*. An annual meeting of stockholders shall be held each year for the election of directors at such date and time as determined by the Board. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, *provided* that (i) the stockholders are permitted to act by written consent under the Company's certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. The failure to hold an annual meeting at the time stated in these bylaws does not affect the validity of any corporate action.

1.3 *Special Meeting*. Except as otherwise provided by law, a special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 20% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

      (i)   be in writing;

      (ii)   specify the time of such meeting and the general nature of the business proposed to be transacted; and

      (iii)   be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The person(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held and such notice shall state the time, place and purpose of the special meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this **Section 1.3** shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 *Notice of Stockholders' Meetings*. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall (i) state the place, if any, date and hour of the meeting, (ii) the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, (iii) the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and (iv) in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the applicable record date. If mailed, notice shall be directed to the stockholder's address as it appears on the current record of stockholders of this Company. Notice may be given in any manner and by any means permitted under Title 8 of DGCL.

      1.5   *Quorum*. Except as otherwise provided by law, the certificate of incorporation or these bylaws, (i) at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum, and (ii) where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

      If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in **Section 1.6**, until a quorum is present or represented.

      1.6   *Adjourned Meeting; Notice*. Any meeting of stockholders, annual or special, may be adjourned by the chair of such meeting or a majority of the shares of the Company's capital stock represented at the annual or special meeting, even if less than a quorum, to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and **Section 1.10** of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

      1.7   *Conduct of Business*. The Chairperson of the Board shall preside over meetings of stockholders, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

      1.8   *Voting*. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of **Section 1.10** of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder that has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes that could be cast by the holders of all outstanding shares of stock entitled to vote thereon that are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in **Section 7.2** of these bylaws), *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 *Stockholder Action by Written Consent Without a Meeting*. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Consent may be given in any manner and by any means authorized by the DGCL.

An electronic transmission (as defined in **Section 7.2**) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this section, *provided* that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action that is consented to would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

     1.10   *Record Dates*. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

     If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

     A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this **Section 1.10** at the adjourned meeting.

     In order for the Company to determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

     In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

     1.11   *Proxies*. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12   *List of Stockholders Entitled to Vote*. The officer or agent who has charge of the stock ledger of the Company shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting or any adjournment thereof; *provided, however*, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1   *Powers*. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2   *Number of Directors*. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3   *Election, Qualification and Term of Office of Directors*. Except as provided in **Section 2.4** of these bylaws, and subject to **Sections 1.2** and **1.9** of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be residents of the State of Delaware or stockholders of this Company unless so required by the certificate of incorporation or these bylaws, but must have reached the age of majority.   The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4   *Resignation and Vacancies*. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation that is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that such resignation is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors to be elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death, resignation, removal or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5   Place of Meetings; Meetings by Telephone. The Board may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation in a meeting shall constitute presence in person at the meeting.

2.6   Conduct of Business. The Chairperson of the Board shall preside over meetings of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7   Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 *Special Meetings; Notice.* Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two or more directors.

Notice of the time and place of special meetings shall be:

    (i)   delivered personally by hand, by courier or by telephone;

    (ii)   sent by United States first-class mail, postage prepaid;

    (iii)   sent by facsimile; or

    (iv)   sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) or the purpose of the meeting.

2.9 *Quorum; Voting.* At all meetings of the Board, a majority of the members of the Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10 *Board Action by Written Consent Without a Meeting.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 *Fees and Compensation of Directors.* Unless otherwise restricted by the certificate of incorporation or these bylaws, each director may be paid reasonable expenses, if any, of attendance at each meeting of the Board and the Board shall have the authority to fix the compensation of directors. No such payment shall preclude any director from serving this Company in any other capacity and receiving compensation therefor.

2.12 *Removal of Directors.* Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

2.13 *Quorum of Directors.* A majority of the members of the Board then in office shall constitute a quorum for the transaction of business. When a quorum is present at any meeting, a majority of the members present thereat shall decide any question brought before such meeting, except as otherwise provided by the certificate of incorporation or by these bylaws.

2.14 *Adjournment.* A majority of the directors present, even if less than a quorum, may adjourn a meeting and continue it to a later time. Notice of the adjourned meeting or of the business to be transacted thereat, other than by announcement, shall not be necessary. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.

2.15 *Presumption of Assent.* A director of this Company who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:

(i) The director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding it or transacting business at the meeting;

(ii) The director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

(iii) The director shall file written dissent or abstention with the presiding officer of the meeting before its adjournment or to the Company within a reasonable time after adjournment of the meeting.

The right of dissent or abstention is not available to a director who votes in favor of the action taken.

ARTICLE III — COMMITTEES

3.1 *Committees of Directors.* The Board, by resolution adopted by a majority of the full Board, may designate one or more other committees, each of which:

(i) Must have one (1) or more members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof that are present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member;

(ii)   Must be governed by the same rules regarding meetings, action without meetings, notice, waiver of notice, quorum and voting requirements as applied to the Board and provided in **Section 3.3;**

(iii)   To the extent provided in such resolution, shall have and may exercise all the authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it, except no such committee shall have the authority to:

(1)   Authorize or approve a distribution except according to a general formula or method prescribed by the Board;

(2)   Approve or propose to stockholders action which the DGCL requires to be approved by stockholders;

(3)   Fill vacancies on the Board or on any of its committees;

(4)   Amend the certificate of incorporation;

(5)   Adopt, amend, or repeal the bylaws;

(6)   Approve a plan of merger not requiring stockholder approval; or

(7)   Authorize or approve the issuance or sale or contract for sale of shares of the Company's capital stock, or determine the designation and relative rights, preferences, and limitations on a class or series of shares of the Company's capital stock, except that the Board may authorize a committee, or a senior executive officer of the Company, to do so within limits specifically prescribed by the Board.

3.2   *Committee Minutes.* Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3   *Meetings and Actions of Committees.* Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)   **Section 2.5** (Place of Meetings; Meetings by Telephone);

(ii)   **Section 2.7** (Regular Meetings);

(iii)   **Section 2.8** (Special Meetings; Notice);

(iv)   **Section 2.9** (Quorum; Voting);

(v)   **Section 2.10** (Board Action by Written Consent Without a Meeting); and

(vi)   **Section 7.5** (Waiver of Notice).

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. *However*:

(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)   special meetings of committees may also be called by resolution of the Board; and

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4   Subcommittees. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1   Officers. The officers of the Company shall be a Chief Executive Officer and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a President, one or more Vice Presidents, a Chief Operating Officer, a Chief Legal Officer, a Chief Financial Officer, a Chief Science Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person, and any office may be occupied by two persons jointly as co-officers.

4.2   Appointment of Officers. The Board shall appoint annually the officers of the Company, except such officers as may be appointed in accordance with the provisions of **Section 4.3** of these bylaws. Each officer shall hold office until a successor shall have been appointed and qualified or until said officer's earlier death, resignation, or removal.

4.3   Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4   Removal and Resignation of Officers. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board. The removal shall be without prejudice to the contract rights, if any, of the person so removed.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5   Vacancies in Offices. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in **Section 4.3** of these bylaws.

4.6   *Representation of Shares of Other Corporations*. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7   *Authority and Duties of Officers*. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

4.8   *Salaries and Contract Rights*. The salaries, if any, of the officers shall be fixed from time to time by the Board. The appointment of an officer shall not of itself create any contract rights or other rights to employment.

ARTICLE V — INDEMNIFICATION

5.1   *Indemnification of Directors and Officers in Third Party Proceedings*. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2   *Indemnification of Directors and Officers in Actions by or in the Right of the Company*. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

5.3 *Successful Defense*. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in **Section 5.1** or **Section 5.2** of these bylaws, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

5.4 *Indemnification of Others*. Subject to the other provisions of this **Article V**, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5 *Advanced Payment of Expenses*. Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this **Article V** or the DGCL. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these bylaws but shall apply to any Proceeding referenced in **Section 5.6(ii)** or **5.6(iii)** of these bylaws prior to a determination that the person is not entitled to be indemnified by the Company.

5.6 *Limitation on Indemnification*. Subject to the requirements in **Section 5.3** of these bylaws and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this **Article V** in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "*Sarbanes-Oxley Act*"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under **Section 5.7** or (d) otherwise required by applicable law; or

   (v) if prohibited by applicable law.

  5.7 *Determination; Claim*. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this **Article V**, to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses. If a claim for indemnification or advancement of expenses under this **Article V** is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses.

  5.8 *Non-Exclusivity of Rights*. The indemnification and advancement of expenses provided by, or granted pursuant to, this **Article V** shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law. If the Company is a party to a contract with any director, officer, employee or agent respecting indemnification and advancement of expenses, then to the extent there is any conflict between that contract and these Bylaws, the provisions of such contract will control.

  5.9 *Insurance*. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL. The Company may enter into contracts with any indemnitee in furtherance of this Article and consistent with the DGCL and may take action to ensure the payment of such amounts as may be necessary to effect indemnification as provided in these bylaws or under the DGCL.

  5.10 *Survival*. The rights to indemnification and advancement of expenses conferred by this **Article V** shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  5.11 *Effect of Repeal or Modification*. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

  5.12 *Certain Definitions*. For purposes of this **Article V**, references to the "*Company*" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this **Article V** with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this **Article V**, references to "*other enterprises*" shall include employee benefit plans; references to "*fines*" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "*serving at the request of the Company*" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "*not opposed to the best interests of the Company*" as referred to in this **Article V**.

ARTICLE VI — STOCK

6.1 *Issuance; Stock Certificates; Partly Paid Shares*. No shares of this Company's capital stock shall be issued unless authorized by the Board. Such authorization shall include the maximum number of shares to be issued, the consideration to be received, and a statement that the Board considers the consideration to be adequate. The shares of the Company shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 *Special Designation on Certificates*. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this **Section 6.2** or Sections 156, 202(a) or 218(a) of the DGCL or, with respect to this **Section 6.2**, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3   *Lost Certificates*. Except as provided in this **Section 6.3**, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4   *Dividends*. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5   *Stock Transfer Agreements*. The Company shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the sale, transfer, assignment, alienation, pledge, encumbrance, hypothecation, or other disposal (including by way of any arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock (as such term is defined in the certificate of incorporation)) (a "*Transfer*") of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6   *Registered Stockholders*. The Company:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of the Company's capital stock to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares of the Company's capital stock; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7   *Transfers*. Transfers of record of shares of stock of the Company shall be made only subject to the provisions of **Sections 6.5, 6.7** and **6.8** and only upon request by the holder thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

(i) Notwithstanding anything herein to the contrary, a stockholder shall not Transfer shares of Common Stock to any third-party transferee unless such transfer is approved by the Board prior to such transfer, which approval may be granted or withheld in the Board's sole and absolute discretion. In addition, a stockholder shall not Transfer shares of capital stock (regardless of type of class or series) to any individuals or any entity reasonably determined by the Board to be a potential competitor of the Company (a "**Competitor**"). Any purported transfer in violation of this **Section 6.7** shall be null and void and shall have no force or effect and the Company shall not register any such purported transfer; *provided,* however, approval by the Board shall not be required to effect (a) a transfer by beneficiary designation, will or intestate succession or (b) a transfer for no consideration to one or more members of a stockholder's Immediate Family or to a trust established by the stockholder for the benefit of the stockholder and/or one or more members of the stockholder's Immediate Family, provided in each case that the transferee (y) agrees in writing on a form prescribed by the Company to be bound by all provisions of all agreements applicable to the shares of Common Stock or capital stock, as the case may be and (z) is not a Competitor. For purposes of this **Section 6.7**, "*Immediate Family*" shall mean any spouse, child (including by marriage or adoption) or any other direct lineal descendant of such stockholder.

(ii) Any stockholder seeking the approval of the Board of a transfer of some or all of its shares to a third-party transferee shall give written notice (the "*Transfer Notice*") thereof 60 days prior to the desired transfer date to the Secretary of the Company that shall include: (1) the name of the stockholder; (2) the proposed transfer and the identity of the transferee; (3) the number of shares the transfer of which approval is thereby requested; (4) the purchase price, if any, of the shares proposed for transfer; (5) proof satisfactory to the Company (including an opinion of counsel, if requested) that the proposed sale or transfer will not violate any applicable federal, state or foreign securities laws; and (6) representations by the stockholder that the proposed transferee has been made aware that the proposed transfer is non-binding until written notice is provided by the Company that the Board has approved the proposed transfer pursuant to this **Section 6.7**. The Company may require the stockholder to supplement its Transfer Notice with such additional information as the Company may request. The Company shall use reasonable efforts to respond to the Transfer Notice regarding the approval or disapproval of the Board within 45 days of the receipt of the Transfer Notice; *provided,* however, that the Company's failure to approve or disapprove of such transfer within such 45 day period shall not constitute an approval of such transfer.

(iii) Certificates representing capital stock of the Company shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER THAT REQUIRE THE APPROVAL OF THE BOARD OF DIRECTORS OF THE ISSUER OF THESE SECURITIES, AS PROVIDED IN THE BYLAWS OF THE ISSUER, AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH SUCH RESTRICTIONS.

(iv) The foregoing transfer restrictions shall terminate upon the earliest to occur of the following:

(1) immediately prior to the closing of a Deemed Liquidation Event (as defined in the Company's certificate of incorporation, as amended from time to time); or

(2)   immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company's Common Stock.

   6.8   *Right of First Refusal*. No stockholder shall Transfer any of the shares of common stock of the Company, except by a Transfer which meets the requirements set forth in **Section 6.7** and **6.8** of this **ARTICLE VI**:

      (i)   If the stockholder desires to Transfer any of his or her shares of common stock, then the stockholder shall first give the Transfer Notice specified in **Section 6.7(ii)** hereof and comply with the provisions therein.

      (ii)   For 30 days following receipt of such notice, the Company shall have the option to purchase the shares specified in the Transfer Notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Company shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this **Section 6.8**, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the board of directors. In the event the Company elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (iv).

      (iii)   The Company may assign its rights hereunder.

      (iv)   In the event the Company and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's Transfer Notice, the Secretary of the Company shall so notify the transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary of the Company receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's Transfer Notice were other than cash against delivery, the Company and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's Transfer Notice.

      (v)   In the event the Company and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's Transfer Notice, said transferring stockholder may, subject to the Company's approval and all other restrictions on Transfer located in this **ARTICLE VI** hereof, within the sixty-day period following the expiration or waiver of the option rights granted to the Company and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's Transfer Notice which were not acquired by the Company and/or its assignees(s) as specified in said transferring stockholder's Transfer Notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

      (vi)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in this **Section 6.8**:

         (1)   A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited liability company or limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for

the account of such stockholder or such stockholder's immediate family will be the members or general or limited partner(s) of such limited liability company or partnership;

(2)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(3)   A stockholder's Transfer of any or all of such stockholder's shares to the Company;

(4)   A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the Company;

(5)   A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6)   A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders;

(7)   A Transfer by a stockholder which is a limited or general partnership or limited liability company to any or all of its partners (or former partners) or members (or former members) in accordance with partnership or membership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this **Section 6.8** and the other transfer restrictions in this **ARTICLE VI**, and there shall be no further Transfer of such stock except in accord with this bylaw and the transfer restrictions in this **ARTICLE VI**.

(vii)   The provisions of this bylaw may be waived with respect to any Transfer either by the Company, upon duly authorized action of its board of directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Company (excluding the votes represented by those shares to be transferred by the transferring stockholder).

(viii)   Any Transfer, or purported Transfer, of securities of the Company shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(ix)   The restrictions on Transfer contained in **Sections 6.7** and **6.8** of this **ARTICLE VI** shall terminate upon the earlier to occur of (i) the date equity securities of the Company are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the 1933 Act or (ii) the date the Company has a class of equity securities registered under Section 12 of the Exchange Act.

(x)   The certificates representing shares of stock of the Company shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN

THE BYLAWS OF THE CORPORATION AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH SUCH PROVISIONS.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 *Notice of Stockholder Meetings.* Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the Company's records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2 *Notice by Electronic Transmission.* Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "*electronic transmission*" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Neurosom, Inc.

Notice by a form of electronic transmission shall not apply to communications with stockholders pursuant to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3   *Notice to Stockholders Sharing an Address*. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4   *Notice to Person with Whom Communication is Unlawful*. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5   *Waiver of Notice*. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1   *Fiscal Year*. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2   *Seal*. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3   *Annual Report*. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4   *Construction; Definitions*. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE IX — AMENDMENTS

Except as expressly set forth elsewhere in these bylaws, these bylaws may be adopted, amended or repealed by the stockholders entitled to vote. As provided in the certificate of incorporation, these Bylaws may also be amended or repealed by the affirmative vote of a majority of the Board. The fact that such power has been so conferred upon the Board shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

ARTICLE X — BOOKS AND RECORDS

10.1   *Books of Accounts, Minutes, and Share Register.* The Company:

(i)   Shall keep as permanent records the minutes of all meetings of its stockholders and Board, a record of all actions taken by the stockholders or Board without a meeting, and a record of all actions taken by a committee of the Board exercising the authority of the Board on behalf of the Company;

(ii)   Shall maintain appropriate accounting records;

(iii)   Shall, or shall cause its agent to, maintain a record of its stockholders, in a form that permits preparation of a list of the names and addresses of all stockholders, in alphabetical order by class of shares showing the number and class of shares held by each; and

(iv)   Shall keep a copy of the following records at its principal office:

(1)   The certificate of incorporation and all amendments to it currently in effect;

(2)   The bylaws and all amendments to it currently in effect;

(3)   The minutes of all stockholders' meetings, and records of all actions taken by stockholders without a meeting, for the past three (3) years;

(4)   All written communications to stockholders generally within the past three (3) years;

(5)   A list of the names and business addresses of its current directors and officers; and

(6)   Its most recent annual report delivered to the Secretary of State of Delaware.

10.2   *Copies of Resolutions.* Any person dealing with the Company may rely upon a copy of any of the records of the proceedings, resolutions or votes of the Board or stockholders, when certified by the Chief Executive Officer, the President or Secretary.

10.3   *Inspection by Stockholders.* Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating a proper purpose therefor, shall have the right during the usual hours for business to inspect for any proper purpose the Company's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to act on behalf of the stockholder. The demand under oath shall be directed to the Company at its registered office in Delaware or at its principal executive office.

10.4   *Inspection by Directors.* Any director shall have the right to examine the Company's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court of Chancery may summarily order the Company to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court of Chancery may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

Certificate of Secretary

The Bylaws of Neurosom, Inc. were approved by written consent of the board of directors of the Company.

By: _Don Tucker_   Dated: July 1, 2021
Name: Don M. Tucker
Its: Secretary